Exhibit 99-126

DHX Media announces multiple international broadcast deals for Dr Dimensionpants

HALIFAX, Jan. 21, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has signed broadcast deals across Europe, Latin America, Australia and the Middle East for its new proprietary animated children's series, Dr. Dimensionpants.

In a multi-territorial agreement, Turner Broadcasting has acquired rights to air Dr. Dimensionpants on its channels in Latin America, France, Germany, Denmark, Norway, Central and Eastern Europe, Russia, Spain, Italy, Poland and Portugal. In other deals, France Télévisions has acquired free-to-air TV rights to the series in France, while further deals have been signed with ABC Australia, MBC in the Middle East, and Noga in Israel.

Commissioned by TELETOON in Canada, the series is aimed at kids 6-11 years and is created by Brad Peyton, best known for directing Cats & Dogs 2: Revenge of Kitty Galore and Journey 2: The Mysterious Island.

Josh Scherba, SVP Distribution at DHX Media, said: "We have assembled a stellar line-up of channels for this series internationally, along with a strong broadcaster domestically in TELETOON. Brad Peyton has created a riotous comedy perfectly fitting for the 6-11 demographic and with demonstrable international appeal."

Dr. Dimensionpants follows Kyle Lipton, who, for all his life was just like the other kids – playful, happy and without a care in the world until one day an inter-dimensional portal opened up and dropped onto his lap a pair of GLOWING PANTS! Now Kyle is Dr. Dimensionpants, a super-hero with a super intense attitude who must deal with the constant threat of inter-dimensional villains bent on destroying the UNIVERSE! Okay, not the universe but his hometown of Ganderville, which is like the universe to a 12-year-old boy.

On top of all that, Kyle still has to deal with day-to-day issues like homework, chores, and his annoyingly smart seven-year-old sister. But the worst part is that NOBODY believes that Kyle is Dr. Dimensionpants! He goes to great lengths to let everyone know his alter-ego, but since he can only wear the cosmic pants in an emergency, no one recognizes him!

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX Media including the timing of a television debut and the ability of the Company to place the series in other territories. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to the satisfaction of the conditions to closing the acquisition, risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 21-JAN-15